October 19, 2010

H. Christopher Owings Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E. Washington, D.C. 20549-8561

RE:	Healthway Shopping Network, Inc. (the “Company”)
Registration Statement on Form S-1 (Amendment 3)
File No. 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated September 24, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

1.
The forepart of the prospectus has been revised to disclose that the Company is not a blank check company and that it has no plans or intention to be acquired by or to merge with an operating company nor does its shareholders have plans to enter a change of control or change of management. Further disclosure indicating that our management have not previously been involved with a development stage company that has not implemented its business plan, engaged in a change of control or has generated no or minimal revenues.

Prospectus Cover Page

2.	The Prospectus Summary section has been revised to include additional information required to include all key aspects of the offering.

Prospectus Summary Page 2

3.	The Prospectus Summary section has been revised to include additional information required to include all key aspects of the offering.

4.
Disclosure that the Company intends to sell holistic dietary supplements, natural weight management, and energy products and products which includes probiotics to aid in digestion, natural vitamin products and cleansers, enzymes, pure fermented plant vegetable whole food products, organic teas, and whey protein available in different flavors has been provided.

5.	Disclosure that the Company has not secured venues because the Company only intends to sell products on television and internet has been provided.

6.
Disclosure that the qualitative and comparative statements previously disclosed our based on management’s belief has been provided. Additional disclosure stating that management’s belief is based on past history and personal knowledge pertaining to the products the Company intends to sell.

Statements of Operations Information, page 4

7.	Disclosure as to the use of parenthesis to illustrate net loss has been provided to provide accurate and consistent descriptions in the prospectus. Risk Factors, page 5

Risk Factors, page 5

8.	The second sentence has been revised to delete the phrase “... and elsewhere is this prospectus.”

Use of Proceeds, page 9

9.	More detailed disclosure regarding the steps needed to complete the business and marketing plan and costs associated with completion of each step has been provided.

Plan of Distribution, page 11

10.
Disclosure indicating that in order to be quoted on the OTC Bulletin Board, the Company must have a market maker file. An application on its behalf has been provided along with the fact that no such market maker has yet been identified.

11.	Further disclosure referencing penny stock disclosure restrictions on our shares has been provided in this section. Business, page 12

Business, page 12

12.
Disclosure including greater detail as to our business strategy and the milestones we expect to accomplish during the next 12 months along with timeframes has been provided. Further disclosure as to the percentage we will receive and that there are no membership fees has been provided. Actual operations and current status have also been provided which include steps already taken, the fact that $500,000 is required to initiate operations, and current vendor contracts terms. Additional disclosure that as to natural and holistic products, the Company must not make any medical claims on any of these products in compliance with FDA regulations has been provided.

13.
The bullet points have been deleted based on clarification provided in new disclosure. Supplementally, the staff should be advised that the Company is much further along than suggested by several of the staff’s comments. We have attempted to clarify this in our disclosure.

Management Experience, page 13

14.	Mr. Gary’s management experience has been deleted in the section and set forth in under Directors, Executive Officers, Promoters and Control Persons.

Executive Officers, Promoters and Control Persons.

Industry Overview, page 16

Competition, page 17

15.
Disclosure indicating that many larger, more mature companies such as QVC and Home Shopping Network, already compete in the Company’s intended market. Supplementally, Amazon has been deleted since they do not compete with the Company’s business model.

Management Discussion and Analysis or Plan of Operations

16.
Disclosure indicating the Company will generate $92,000,000 in revenues year one has been deleted. Clarification indicating that the Company currently has eight vendors with products and access to television has been provided to provide an accurate picture of management’s view of planned operations. Additional disclosure indicating that it is management belief that there are no trends, events or uncertainties expected to materially impact short term and long term liquidity and that there are no material seasonal aspects that should materially affect operations has been provided.

Employment Agreement, page 24

17.	The previously referred to Employment Agreements have been filed as exhibits to the Registration Statement.

18.	Revised disclosure as to Related Party Transactions has been provided. Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners and Management

19.	Percentage of ownership of officers and directors as a group has been provided. The footnote reference on page 25 has also been clarified.

20.	Clarification as to whether or not the table includes shares that may be acquired within 60 days has been provided. Preferred Stock, page 26

Preferred Stock, page 26

21.	Disclosure indicating that the Company has no shares of preferred stock authorized has been provided. Note 4 Commitments, 8 Contingencies

Note 4 Commitments, 8 Contingencies

22.	Clarification as to the Company’s viable plan to overcome its financial difficulties has been provided.

23.	The financial statements have been updated pursuant to Rule 8 of Reg. SX Undertakings, page 48

Undertakings, page 48

24.	The reference to “small business issuer” in the Undertakings section has been deleted. Signatures, page 62

25.	The name of the Company has been revised on the signature page to be consistent with the name as set forth on the registration cover page and prospectus cover page.

26.	Mr. Gary has properly been listed as a director. Exhibit 5.1

Exhibit 5.1

27.
Clarification W. Marly, P.A. has acted as counsel to the Company has been provided. The number of shares in the opinion has been amended to be consistent with the number of shares set forth in the Registration Statement. W. Marly, P.A. has been deleted from the “Legal Matters” section of the prospectus.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

Cleveland Gary, Chief
Executive Officer
Healthway Shopping Network, Inc.